Exhibit (a)(5)

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

HILARY KRAMER, on Behalf of Herself and	)
All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	C.A. No.
)
LARRY S. FLAX, RICHARD L.	)
ROSENFIELD, LESLIE E. BIDER,	)
MARSHALL S. GELLER, CHARLES G.	)
PHILLIPS, ALAN I. ROTHENBERG,	)
CALIFORNIA PIZZA KITCHEN, INC., CPK	)
HOLDINGS INC., CPK MERGER SUB INC.	)
and GOLDEN GATE CAPITAL,	)
)
Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Hilary Kramer (“Plaintiff”), by her attorneys, for her complaint against defendants, alleges upon personal knowledge as to herself, and upon information and belief as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of herself and all other similarly situated public shareholders of California Pizza Kitchen, Inc. (“CPK” or the “Company”) against the Company’s Board of Directors (the “Individual Defendants”), among others, in connection with the proposed buyout (the “Buyout”) of CPK by the privately held Golden Gate Capital (“Golden Gate”). On May 25, 2011, CPK and Golden Gate publicly disclosed that they had entered into a definitive agreement (the “Merger Agreement”) under which an affiliate of Golden Gate, CPK Holdings Inc., will take the Company private and acquire CPK for $18.50 cash per share (the “Merger Price”), or approximately $470 million. The Buyout is unfair both with respect to price and process and is designed to benefit CPK’s insiders to the detriment of Plaintiff and the Class.

THE PARTIES

2. Plaintiff Hilary Kramer is and was, at all times relevant hereto, a holder of CPK common stock.

3. CPK is a Delaware corporation headquartered at 6503 West Century Boulevard, 11th Floor, Los Angeles, California 90045. CPK is a leading casual dining chain featuring hearth-baked pizzas and a broad selection of pastas, salads, appetizers, soups, sandwiches and desserts. CPK has 265 restaurants, 205 of which are company-owned and 60 which operate under franchise or license agreements. CPK premium pizzas are also available to sports and entertainment fans at three Southern California venues: Dodger Stadium, Angel Stadium of Anaheim and STAPLES Center. The Company also has a licensing arrangement with Nestle USA to manufacture and distribute a line of California Pizza Kitchen premium frozen products. CPK common stock is traded on the NASDAQ under the symbol “CPKI.” CPK is named herein as a necessary party in connection with equitable relief needed to prevent the consummation of the Buyout agreed to by its Board of Directors, the Individual Defendants herein, in violation of their fiduciary duties to Plaintiff and the other shareholders of CPK.

4. Defendant Larry S. Flax (“Flax”) is a Co-founder of the Company and is currently Co-Chief Executive Officer, Co-President, and Co-Chairman of the Board of CPK.

5. Defendant Richard L. Rosenfield (“Rosenfield”) is a Co-founder of the Company and is currently Co-Chief Executive Officer, Co-President, and Co-Chairman of the Board of CPK.

6. Defendant Leslie E. Bider (“Bider”) has been a director of CPK since May 2008 and is a member of the Audit Committee, Compensation Committee and the Nominating and Governance Committee.

7. Defendant Marshall S. Geller (“Geller”) has been a director of CPK since May 2008 and is a member of the Audit Committee and the Nominating and Governance Committee.

8. Defendant Charles G. Phillips (“Phillips”) has been a director of CPK since November 2000 and is a Chairman of both the Compensation Committee and the Nominating and Governance Committee.

9. Defendant Alan I. Rothenberg (“Rothenberg”) has been a director of CPK since April 2006 and is a Chairman of the Audit Committee and a member of both the Compensation Committee and Nominating and Corporate Governance Committee.

10. Defendants Flax, Rosenfield, Bider, Geller, Phillips and Rothenberg are referred to herein collectively as the “Individual Defendants.”

11. Defendant Golden Gate is a San Francisco-based private investment firm with approximately $9 billion of capital under management. Golden Gate has a long history of investing across a wide range of industries and transaction types, including going-privates, corporate divestitures, and recapitalizations. Golden Gate is one of the most active acquirers of leading brands in the restaurant and retail sector.

12. Defendants CPK Holdings Inc. and CPK Merger Sub Inc. are Delaware corporations affiliated with Golden Gate and being used to facilitate the merger with CPK.

CLASS ACTION ALLEGATIONS

13. Plaintiff brings this action on behalf of herself and all other shareholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions, as more fully described herein.

14. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. As of April 21, 2011 there were approximately 24.5 million shares of CPK common stock issued and outstanding, likely owned by thousands of shareholders.

(b) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(c) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially members or impede their ability to protect their interests.

(d) To the extent Defendants take further steps to effectuate the Buyout, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

15. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

(a) Whether Defendants breached their fiduciary duties of due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(b) Whether the process implemented and set forth by the Defendants for the Buyout is fair to the members of the Class;

(c) Whether the Individual Defendants have breached their fiduciary duty of candor by failing to disclose all material facts relating to the Buyout;

(d) Whether Golden Gate has aided and abetted the Individual Defendants’ breaches of fiduciary duties of candor, due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein; and

(e) Whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the conduct described herein.

THE BUYOUT IS FLAWED AND UNFAIR AND THE PRODUCT OF

THE INDIVIDUAL DEFENDANTS’ BREACHES OF FIDUCIARY DUTY

16. On May 25, 2011, CPK issued a press release announcing that it had entered into a definitive merger agreement under which Golden Gate will acquire CPK for $18.50 cash per share:

LOS ANGELES—(BUSINESS WIRE)— California Pizza Kitchen, Inc. (NASDAQ: CPKI) (the “Company” or “CPK”) and Golden Gate Capital today announced that they have entered into a definitive agreement under which an affiliate of Golden Gate Capital will acquire the Company for $18.50 per share in cash, or approximately $470 million. The purchase price represents a 32% premium to the 30-day average price prior to the Company’s Board of Directors (the “Board”) authorizing management to begin exploring strategic and financial alternatives on February 23, 2010, and a 15% premium to the 30-day average price prior to the announcement of the transaction. The transaction is currently expected to close in the third quarter of this year.

The announcement follows a comprehensive review undertaken by the Board to maximize stockholder value. The Company formed a special committee, comprised of independent directors, and retained financial advisors to evaluate strategic and financial alternatives. After a thorough assessment, the special committee unanimously recommended and the Board of Directors unanimously approved the agreement. The Board of Directors unanimously recommends that the Company’s stockholders tender their shares in the tender offer.

Rick Rosenfield and Larry Flax, co-Chief Executive Officers, co-Chairmen of the Board and co-founders of California Pizza Kitchen, stated, “This announcement represents a very positive outcome for our stockholders and we believe it is also a great development for our employees, guests and business partners. We are very excited as we open a new chapter in the very successful history of CPK. Golden Gate Capital is a leading investor in the restaurant industry, with a proven track record as a value-added partner to its portfolio companies, and we believe that its significant commitment and experience in the sector will benefit all of our stakeholders.”

“We have great respect for the California Pizza Kitchen brand,” said Josh Olshansky, a Managing Director with Golden Gate Capital. “The business that the CPK team has built, with its great product offerings, makes it an ideal fit with our long-term oriented approach to investing. We are very pleased to partner with the Company to continue to invest in the business for the benefit of all its guests, employees and partners.”

Under the terms of the agreement, an affiliate of Golden Gate Capital will commence a tender offer for all of the outstanding shares of the Company no later than June 8, 2011. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt of funding under the financing agreements (solely with respect to the tender offer) and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval.

Co-CEOs Rick Rosenfield and Larry Flax, COO/CFO Susan Collyns and Chief Communications Officer Sarah Goldsmith-Grover of California Pizza Kitchen, who together with their affiliates own in the aggregate approximately 11% of the Company’s outstanding shares (assuming vesting and net exercise of all of the options held by them), have entered into agreements pursuant to which they will tender their shares into the offer and, if applicable, vote in favor of the merger.

17. The $18.50 per share agreed to in the Buyout is a woefully inadequate price, and Defendants’ rationale for a premium price implying a fair price is unsound. CPK common stock is trading at depressed levels as the Company is at the bottom of cycle that is expected to improve. Indeed, the sale price of $18.50 a share is less than the CPK’s 52-week high of over $20 a share and represents less than an 11% premium over the closing price the day before the announcement of the Buyout. A fair price cannot be based on a purported “premium” over a depressed market price and the $18.50 price is unfair to shareholders.

18. The potential for the Company’s growth as the economy recovers is outstanding. Even though CPK’s first-quarter 2011 profit slightly fell, its results topped Wall Street expectations as cost controls and higher-margin menu items offset lower sales. CPK management has been executing on its plan to control costs in 2011, while leveraging and enhancing its brand and building sustainable traffic. Additionally, CPK has been revamping its menu to lower labor costs and focus on more profitable items. CPK actions are focusing on long-term growth and international expansion.

19. CPK itself has confirmed that its expectations for growth. For instance, on May 5, 2011, in connection with CPK’s first quarter 2011 earnings release, defendants Rosenfield and Flax, co-CEOs of CPK, stated that:

We were pleased that first quarter earnings exceeded our previously estimated range and credit effective cost management at both the restaurant and corporate level for achieving these results. In mid-February, we launched our menu optimization program which reduced hourly labor cost relative to the prior year and shifted our sales mix to higher margin items. We attained these productivity and margin gains without sacrificing the guest experience and look forward to realizing the full impact of this initiative throughout the year.

* * *

In 2011, we are focusing on several key areas that will serve as a foundation for building sustainable shareholder value. Menu optimization should not only reduce costs, but also scale our menu selections to a level which improves overall execution. New product introductions will include a balance of craveable CPK items as well as seasonal selections and choices in line with health and wellness trends. Our global presence will continue to expand with the expected opening of 10 international franchised locations and we will continue to optimize our four-wall full-service restaurant portfolio. Achieving measurable success across these objectives will not only enhance our brand equity, but also increase our return on assets, bolster our free cash flow, and further strengthen our balance sheet.

20. With CPK’s better than expected results and menu optimization program, it comes as no surprise that analysts see value in the stock. According to Thompson/First Call, at least one analyst has set a price target of $24 per share for CPK. The $18.50 cash per share contemplated through the Buyout is therefore well below a fair price for the Company.

21. Defendants’ effort to portray the $18.50 per share as a “premium” price was designed to drive a substantial number of CPK shareholders to sell into the market after the announcement of the Buyout raised the market price of the Company’s stock. After the announcement of the Buyout, numerous shareholders sold their shares based on misleading and incomplete disclosure that the premium price suggested there was no point waiting for the inevitable completion of the Buyout.

22. The financial unfairness of the Buyout price demonstrates that the process used by the Individual Defendants in agreeing to Buyout was deficient and did not result in a value-maximizing price.

23. In a filing with the SEC, the Clinton Group, Inc., an investor group who owns about 5.1% of CPK shares, stated that “there may be other alternatives to maximize shareholder value including, but not limited to, (i) conducting a leveraged recapitalization and a self-tender offer at or above $19.50 per share and (ii) establishing a management succession plan.”

24. CPK is well aware of an active acquisition market for restaurant chains. According to Bloomberg, there have been almost sixty restaurant transactions in the past year.

25. Despite an opportunity for a robust process to engage multiple bidders in a sale of the Company, the Individual Defendants favored Golden Gate. Rather the Individual Defendants have presumably agreed to a no-shop provision and termination fee that restricts the Company’s ability to get better offers. With the Board having already committed to the Buyout at $18.50, any other interested parties would effectively have to pay the termination fee to Golden Gate, which is designed to repel any real competition to the Buyout.

26. The Individual Defendants have initiated a process to sell the Company, which imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s shareholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In addition, the Individual Defendants have the responsibility to act independently so that the interests of CPK’s shareholders will be protected, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved.

27. CPK represents a highly attractive acquisition candidate in light of its better than expected results and menu optimization program. The preferential treatment accorded to Golden Gate has deprived and will continue to deprive the CPK’s shareholders of the very substantial premium which unfettered and even-handed exposure of the Company to the market could produce.

COUNT I

Claim for Breach of Fiduciary Duties Against the Individual Defendants

28. Plaintiff repeats and realleges each and every allegation set forth herein.

29. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of CPK and have acted to put their personal interests ahead of the interests of CPK shareholders or acquiesced in those actions by fellow Defendants. These Defendants have failed to take adequate measures to ensure that the interests of CPK’s shareholders are properly protected and have embarked on a process that avoids competitive bidding and provides Golden Gate with an unfair advantage by effectively excluding other alternative proposals.

30. By the acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their CPK investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted.

31. The Individual Defendants have breached their duties of loyalty and care by not taking adequate measures to ensure that the interests of CPK’s public shareholders are properly protected from over-reaching by Golden Gate.

32. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise loyalty, due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

33. As a result of the actions of Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of CPK’s stock and businesses, and will be prevented from obtaining a fair price for their common stock.

34. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Buyout to the disadvantage of the public shareholders, without providing sufficient information to enable CPK’s public shareholders to cast informed votes on the Buyout.

35. The Individual Defendants have not acted in good faith to Plaintiff and the other members of the Class, and have breached, and are breaching, fiduciary requirements to the members of the Class.

36. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which these actions threaten to inflict.

COUNT II

Claim Against Golden Gate for Aiding and Abetting

the Individual Defendants’ Breaches of Fiduciary Duties

37. Plaintiff repeats and realleges each and every allegation set forth herein.

38. The Individual Defendants breached their fiduciary duties to the CPK shareholders by the wrongful actions alleged herein.

39. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Golden Gate, which, therefore, aided and abetted such breaches through entering into the Buyout between CPK and Golden Gate.

40. Golden Gate had knowledge that it was aiding and abetting the Individual Defendants’ breaches of fiduciary duties to CPK shareholders.

41. Golden Gate rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to CPK shareholders.

42. As a result of Golden Gate’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

43. As a result of the unlawful actions of Golden Gate, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, Golden Gate will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

44. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class, and against the Defendants as follows:

A. Certifying this case as a class action, certifying Plaintiff as class representative and her counsel as class counsel;

B. Preliminarily and permanently enjoining the Defendants and those acting in concert with them from consummating the Proposed Transaction;

C. To the extent the Proposed Transaction is consummated prior to the Court’s entry of a final judgment, rescinding it and setting it aside or awarding rescissory damages;

D. Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants wrongful conduct;

E. Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and

F. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

Dated: May 26, 2011	ROSENTHAL, MONHAIT & GODDESS, P.A.

	By:	/s/ Carmella P. Keener
Carmella P. Keener (Bar No. 2810)
919 North Market Street, Suite 1401
Wilmington, Delaware 19801
Tel: 302-656-4433
Fax: 302-658-7567

Counsel for Plaintiff
OF COUNSEL:

GARDY & NOTIS, LLP
Mark C. Gardy
James S. Notis
Charles A. Germershausen
560 Sylvan Avenue, Suite 3085
Englewood Cliffs, New Jersey 07632
Tel: 201-567-7377
Fax: 201-567-7337